





BY COURIER

062-34917

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED SUPPL
JAN 02 2009
THOMSON REUTERS

Munich, December 10, 2008

**MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated December 1, 2008

2) Notification of securities transactions by a member of the management board, dated December 1, 2008

3) Notification of securities transactions by a member of the management board, dated December 1, 2008

4) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on December 2, 2008

5) Notification of securities transactions by a member of the management board, dated December 8, 2008

6) Announcement of the annual financial report of the group, dated December 1, 2008

7) Announcement of the quarterly financial report of the group within the 1st half-year, dated December 1, 2008

8) Announcement of the financial report of the group (half-year) dated December 1, 2008

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt









9) Announcement of the quarterly financial report within the 2nd half-year, dated December 1, 2008

10) Press release

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

**FISCHER, Christiane**



**Von:** newsroom@dgap.de
**Gesendet:** Montag, 1. Dezember 2008 14:31
**An:** FERINO, Petra; FISCHER, Christiane
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Directors' Dealings notification**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

---

-

Angaben zum Mitteilungspflichtigen
Name: Dr. Weingartner
Vorname: Stefan
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 27.11.2008
Kurs/Preis: 16,24
Währung: EUR
Stückzahl: 1000
Gesamtvolumen: 16240,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 01.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8272

---

-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

---

Details of the person subject to the disclosure requirement
Last name: Dr. Weingartner
First name: Stefan
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 27.11.2008
Price: 16.24
Currency: EUR
No. of items: 1000
Total amount traded: 16240.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 01.12.2008

Financial News transmitted by DGAP
ID 8272

---

-

End of news



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 01.12.2008 14:28 |
| | Thomson Reuters | 01.12.2008 14:28 |
| vwd: | vwd | 01.12.2008 14:28 |

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 01.12.2008 14:28 |
| | dpa-afx | 01.12.2008 14:28 |
| | dgap.de | 01.12.2008 14:28 |
| | FTD | 01.12.2008 14:28 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 14:28 |
| Belgien | De Tijd | 01.12.2008 14:28 |
| Belgien | Belga | 01.12.2008 14:28 |
| Bulgarien | Pari | 01.12.2008 14:28 |
| Bulgarien | econ.bg | 01.12.2008 14:28 |
| Bulgarien | BTA | 01.12.2008 14:28 |
| Dänemark | Borsen | 01.12.2008 14:28 |
| Dänemark | ErhvervsBladet | 01.12.2008 14:28 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 14:28 |
| Estland | Postimees | 01.12.2008 14:28 |
| Estland | Eesti Ekspress | 01.12.2008 14:28 |
| Estland | BNS | 01.12.2008 14:28 |
| Finnland | Kauppalehti Oy | 01.12.2008 14:28 |
| Finnland | Helsingin Sanomat | 01.12.2008 14:28 |
| Finnland | NASDAQ OMX Group | 01.12.2008 14:28 |
| Frankreich | Les Echos | 01.12.2008 14:28 |

| | | | |
|---|---|---|---|
| | Frankreich | boursier.com | 01.12.2008 14:28 |
| | Frankreich | AFP | 01.12.2008 14:28 |
| | Griechenland | Express | 01.12.2008 14:28 |
| | Griechenland | Reporter.gr | 01.12.2008 14:28 |
| | Griechenland | ANA | 01.12.2008 14:28 |
| | Großbritannien | The Financial Times | 01.12.2008 14:28 |
| | Großbritannien | FT.com | 01.12.2008 14:28 |
| | Großbritannien | Press Association | 01.12.2008 14:28 |
| | Irland | Irish Independent | 01.12.2008 14:28 |
| | Irland | The Irish Times | 01.12.2008 14:28 |
| | Irland | Press Association | 01.12.2008 14:28 |
| | Island | Vidskiptabladid | 01.12.2008 14:28 |
| | Island | mbl.is | 01.12.2008 14:28 |
| | Island | NASDAQ OMX Group | 01.12.2008 14:28 |
| | Italien | Il Sole 24 Ore | 01.12.2008 14:28 |
| | Italien | AGI | 01.12.2008 14:28 |
| | Italien | ilsole24ore.com | 01.12.2008 14:28 |
| | Kroatien | Poslovni dnevnik | 01.12.2008 14:28 |
| | Kroatien | Banka magazine | 01.12.2008 14:28 |
| | Kroatien | Hina | 01.12.2008 14:28 |
| | Lettland | Dienas Bizness | 01.12.2008 14:28 |
| | Lettland | FinanceNet | 01.12.2008 14:28 |
| | Lettland | BNS | 01.12.2008 14:28 |
| | Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 14:28 |

|  |  |  |
|---|---|---|
| Liechtenstein | Radio Liechtenstein | 01.12.2008 14:28 |
| Litauen | Verslo Zinios | 01.12.2008 14:28 |
| Litauen | BNS | 01.12.2008 14:28 |
| Litauen | vz.lt | 01.12.2008 14:28 |
| Luxemburg | Luxemburger Wort | 01.12.2008 14:28 |
| Luxemburg | wort.lu | 01.12.2008 14:28 |
| Malta | Independent | 01.12.2008 14:28 |
| Malta | The Times of Malta | 01.12.2008 14:28 |
| Niederlande | Financieele Dagblad | 01.12.2008 14:28 |
| Niederlande | IEX.nl | 01.12.2008 14:28 |
| Niederlande | ANP | 01.12.2008 14:28 |
| Norwegen | aftenposten.no | 01.12.2008 14:28 |
| Norwegen | Aftenposten | 01.12.2008 14:28 |
| Norwegen | NTB | 01.12.2008 14:28 |
| Polen | Gazeta Prawna | 01.12.2008 14:28 |
| Polen | Parkiet | 01.12.2008 14:28 |
| Polen | PAP | 01.12.2008 14:28 |
| Portugal | Expresso | 01.12.2008 14:28 |
| Portugal | Lusa | 01.12.2008 14:28 |
| Portugal | Diario Economico | 01.12.2008 14:28 |
| Rumänien | Capital | 01.12.2008 14:28 |
| Rumänien | Ziarul financiar | 01.12.2008 14:28 |
| Rumänien | Rompres | 01.12.2008 14:28 |
| Schweden | Dagens Industri | 01.12.2008 14:28 |

| | | | |
|---|---|---|---|
| | Schweden | e24 | 01.12.2008 14:28 |
| | Schweden | TT | 01.12.2008 14:28 |
| | Schweiz | AWP | 01.12.2008 14:28 |
| | Schweiz | Finanz und Wirtschaft | 01.12.2008 14:28 |
| | Schweiz | finanzinfo.ch | 01.12.2008 14:28 |
| | Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 14:28 |
| | Slowakei | Hospodarske noviny | 01.12.2008 14:28 |
| | Slowakei | oPeniazoch | 01.12.2008 14:28 |
| | Slowakei | TASR | 01.12.2008 14:28 |
| | Slowenien | Finance | 01.12.2008 14:28 |
| | Slowenien | *Kapital (not daily)* | 01.12.2008 14:28 |
| | Slowenien | STA | 01.12.2008 14:28 |
| | Spanien | La Gacetta | 01.12.2008 14:28 |
| | Spanien | CincoDias | 01.12.2008 14:28 |
| | Spanien | EFE | 01.12.2008 14:28 |
| | Tschechische Republik | Hospodarske Noviny | 01.12.2008 14:28 |
| | Tschechische Republik | hn.ihned.cz | 01.12.2008 14:28 |
| | Tschechische Republik | CTK | 01.12.2008 14:28 |
| | Ungarn | MTI | 01.12.2008 14:28 |
| | Ungarn | magyartokepiac.hu | 01.12.2008 14:28 |
| | Ungarn | Magyar Tokepiac | 01.12.2008 14:28 |
| | Zypern | xak.com | 01.12.2008 14:28 |
| | Zypern | CNA | 01.12.2008 14:28 |
| | Zypern | Financial Mirror | 01.12.2008 14:28 |

| | Österreich | WirtschaftsBlatt | 01.12.2008 14:28 |
|---|---|---|---|
| | Österreich | wirtschaftsblatt.at | 01.12.2008 14:28 |
| | Österreich | APA | 01.12.2008 14:28 |

**FISCHER, Christiane**



**Von:** newsroom@dgap.de
**Gesendet:** Montag, 1. Dezember 2008 14:26
**An:** FERINO, Petra; FISCHER, Christiane
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS


**Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Directors' Dealings notification**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

---

-

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Wandelanleihe
ISIN/WKN des Finanzinstruments: DE000A0G5NW4
Geschäftsart: Kauf
Datum: 26.11.2008
Kurs/Preis: 82000,00
Währung: EUR
Stückzahl: 1
Gesamtvolumen: 82000,00
Ort: Frankfurt

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 01.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8286

---

-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

---

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: Convertible Bond
ISIN/WKN of the financial instrument: DE000A0G5NW4
Type of transaction: Purchase
Date: 26.11.2008
Price: 82000.00
Currency: EUR
No. of items: 1
Total amount traded: 82000.00
Place: Frankfurt

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 01.12.2008

Financial News transmitted by DGAP
ID 8286

---------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 01.12.2008 14:22 |
| | Thomson Reuters | 01.12.2008 14:22 |
| vwd: | vwd | 01.12.2008 14:22 |

| Medium / Media | Zuleitung / Distribution |
|---|---|
| Dow Jones | 01.12.2008 14:22 |
| dpa-afx | 01.12.2008 14:22 |
| dgap.de | 01.12.2008 14:22 |
| FTD | 01.12.2008 14:22 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 14:22 |
| Belgien | De Tijd | 01.12.2008 14:22 |
| Belgien | Belga | 01.12.2008 14:22 |
| Bulgarien | Pari | 01.12.2008 14:22 |
| Bulgarien | econ.bg | 01.12.2008 14:22 |
| Bulgarien | BTA | 01.12.2008 14:22 |
| Dänemark | Borsen | 01.12.2008 14:22 |
| Dänemark | ErhvervsBladet | 01.12.2008 14:22 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 14:22 |
| Estland | Postimees | 01.12.2008 14:22 |
| Estland | Eesti Ekspress | 01.12.2008 14:22 |
| Estland | BNS | 01.12.2008 14:22 |
| Finnland | Kauppalehti Oy | 01.12.2008 14:22 |
| Finnland | Helsingin Sanomat | 01.12.2008 14:22 |
| Finnland | NASDAQ OMX Group | 01.12.2008 14:22 |
| Frankreich | Les Echos | 01.12.2008 14:22 |

| | | |
|---|---|---|
| Frankreich | boursier.com | 01.12.2008 14:22 |
| Frankreich | AFP | 01.12.2008 14:22 |
| Griechenland | Express | 01.12.2008 14:22 |
| Griechenland | Reporter.gr | 01.12.2008 14:22 |
| Griechenland | ANA | 01.12.2008 14:22 |
| Großbritannien | The Financial Times | 01.12.2008 14:22 |
| Großbritannien | FT.com | 01.12.2008 14:22 |
| Großbritannien | Press Association | 01.12.2008 14:22 |
| Irland | Irish Independent | 01.12.2008 14:22 |
| Irland | The Irish Times | 01.12.2008 14:22 |
| Irland | Press Association | 01.12.2008 14:22 |
| Island | Vidskiptabladid | 01.12.2008 14:22 |
| Island | mbl.is | 01.12.2008 14:22 |
| Island | NASDAQ OMX Group | 01.12.2008 14:22 |
| Italien | Il Sole 24 Ore | 01.12.2008 14:22 |
| Italien | AGI | 01.12.2008 14:22 |
| Italien | ilsole24ore.com | 01.12.2008 14:22 |
| Kroatien | Poslovni dnevnik | 01.12.2008 14:22 |
| Kroatien | Banka magazine | 01.12.2008 14:22 |
| Kroatien | Hina | 01.12.2008 14:22 |
| Lettland | Dienas Bizness | 01.12.2008 14:22 |
| Lettland | FinanceNet | 01.12.2008 14:22 |
| Lettland | BNS | 01.12.2008 14:22 |
| Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 14:22 |

| | | | |
|---|---|---|---|
| | Liechtenstein | Radio Liechtenstein | 01.12.2008 14:22 |
| | Litauen | Verslo Zinios | 01.12.2008 14:22 |
| | Litauen | BNS | 01.12.2008 14:22 |
| | Litauen | vz.lt | 01.12.2008 14:22 |
| | Luxemburg | Luxemburger Wort | 01.12.2008 14:22 |
| | Luxemburg | wort.lu | 01.12.2008 14:22 |
| | Malta | Independent | 01.12.2008 14:22 |
| | Malta | The Times of Malta | 01.12.2008 14:22 |
| | Niederlande | Financieele Dagblad | 01.12.2008 14:22 |
| | Niederlande | IEX.nl | 01.12.2008 14:22 |
| | Niederlande | ANP | 01.12.2008 14:22 |
| | Norwegen | aftenposten.no | 01.12.2008 14:22 |
| | Norwegen | Aftenposten | 01.12.2008 14:22 |
| | Norwegen | NTB | 01.12.2008 14:22 |
| | Polen | Gazeta Prawna | 01.12.2008 14:22 |
| | Polen | Parkiet | 01.12.2008 14:22 |
| | Polen | PAP | 01.12.2008 14:22 |
| | Portugal | Expresso | 01.12.2008 14:22 |
| | Portugal | Lusa | 01.12.2008 14:22 |
| | Portugal | Diario Economico | 01.12.2008 14:22 |
| | Rumänien | Capital | 01.12.2008 14:22 |
| | Rumänien | Ziarul financiar | 01.12.2008 14:22 |
| | Rumänien | Rompres | 01.12.2008 14:22 |
| | Schweden | Dagens Industri | 01.12.2008 14:22 |

| | | | |
|---|---|---|---|
| | Schweden | e24 | 01.12.2008 14:22 |
| | Schweden | TT | 01.12.2008 14:22 |
| | Schweiz | AWP | 01.12.2008 14:22 |
| | Schweiz | Finanz und Wirtschaft | 01.12.2008 14:22 |
| | Schweiz | finanzinfo.ch | 01.12.2008 14:22 |
| | Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 14:22 |
| | Slowakei | Hospodarske noviny | 01.12.2008 14:22 |
| | Slowakei | oPeniazoch | 01.12.2008 14:22 |
| | Slowakei | TASR | 01.12.2008 14:22 |
| | Slowenien | Finance | 01.12.2008 14:22 |
| | Slowenien | Kapital (not daily) | 01.12.2008 14:22 |
| | Slowenien | STA | 01.12.2008 14:22 |
| | Spanien | La Gacetta | 01.12.2008 14:22 |
| | Spanien | CincoDias | 01.12.2008 14:22 |
| | Spanien | EFE | 01.12.2008 14:22 |
| | Tschechische Republik | Hospodarske Noviny | 01.12.2008 14:22 |
| | Tschechische Republik | hn.ihned.cz | 01.12.2008 14:22 |
| | Tschechische Republik | CTK | 01.12.2008 14:22 |
| | Ungarn | MTI | 01.12.2008 14:22 |
| | Ungarn | magyartokepiac.hu | 01.12.2008 14:22 |
| | Ungarn | Magyar Tokepiac | 01.12.2008 14:22 |
| | Zypern | xak.com | 01.12.2008 14:22 |
| | Zypern | CNA | 01.12.2008 14:22 |
| | Zypern | Financial Mirror | 01.12.2008 14:22 |

| | | | |
|---|---|---|---|
| | Österreich | WirtschaftsBlatt | 01.12.2008 14:22 |
| | Österreich | wirtschaftsblatt.at | 01.12.2008 14:22 |
| | Österreich | APA | 01.12.2008 14:22 |

**FISCHER, Christiane**

**Von:** newsroom@dgap.de
**Gesendet:** Montag, 1. Dezember 2008 14:19
**An:** FERINO, Petra; FISCHER, Christiane
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung





EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS


**Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Directors' Dealings notification**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

---------------------------------------------------------------------------------------------------------
-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 26.11.2008
Kurs/Preis: 16,25
Währung: EUR
Stückzahl: 10000,00
Gesamtvolumen: 162500,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 01.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8271

---------------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

---------------------------------------------------------------------------------------------------------

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 26.11.2008
Price: 16.25
Currency: EUR
No. of items: 10000.00
Total amount traded: 162500.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 01.12.2008

Financial News transmitted by DGAP
ID 8271

---------------------------------------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 01.12.2008 14:16 |
| | Thomson Reuters | 01.12.2008 14:16 |
| vwd: | vwd | 01.12.2008 14:16 |

| Medium / Media | Zuleitung / Distribution |
|---|---|
| Dow Jones | 01.12.2008 14:16 |
| dpa-afx | 01.12.2008 14:16 |
| dgap.de | 01.12.2008 14:16 |
| FTD | 01.12.2008 14:16 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 14:16 |
| Belgien | De Tijd | 01.12.2008 14:16 |
| Belgien | Belga | 01.12.2008 14:16 |
| Bulgarien | Pari | 01.12.2008 14:16 |
| Bulgarien | econ.bg | 01.12.2008 14:16 |
| Bulgarien | BTA | 01.12.2008 14:16 |
| Dänemark | Borsen | 01.12.2008 14:16 |
| Dänemark | ErhvervsBladet | 01.12.2008 14:16 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 14:16 |
| Estland | Postimees | 01.12.2008 14:16 |
| Estland | Eesti Ekspress | 01.12.2008 14:16 |
| Estland | BNS | 01.12.2008 14:16 |
| Finnland | Kauppalehti Oy | 01.12.2008 14:16 |
| Finnland | Helsingin Sanomat | 01.12.2008 14:16 |
| Finnland | NASDAQ OMX Group | 01.12.2008 14:16 |
| Frankreich | Les Echos | 01.12.2008 14:16 |

| | | | |
|---|---|---|---|
| | Frankreich | boursier.com | 01.12.2008 14:16 |
| | Frankreich | AFP | 01.12.2008 14:16 |
| | Griechenland | Express | 01.12.2008 14:16 |
| | Griechenland | Reporter.gr | 01.12.2008 14:16 |
| | Griechenland | ANA | 01.12.2008 14:16 |
| | Großbritannien | The Financial Times | 01.12.2008 14:16 |
| | Großbritannien | FT.com | 01.12.2008 14:16 |
| | Großbritannien | Press Association | 01.12.2008 14:16 |
| | Irland | Irish Independent | 01.12.2008 14:16 |
| | Irland | The Irish Times | 01.12.2008 14:16 |
| | Irland | Press Association | 01.12.2008 14:16 |
| | Island | Vidskiptabladid | 01.12.2008 14:16 |
| | Island | mbl.is | 01.12.2008 14:16 |
| | Island | NASDAQ OMX Group | 01.12.2008 14:16 |
| | Italien | Il Sole 24 Ore | 01.12.2008 14:16 |
| | Italien | AGI | 01.12.2008 14:16 |
| | Italien | ilsole24ore.com | 01.12.2008 14:16 |
| | Kroatien | Poslovni dnevnik | 01.12.2008 14:16 |
| | Kroatien | Banka magazine | 01.12.2008 14:16 |
| | Kroatien | Hina | 01.12.2008 14:16 |
| | Lettland | Dienas Bizness | 01.12.2008 14:16 |
| | Lettland | FinanceNet | 01.12.2008 14:16 |
| | Lettland | BNS | 01.12.2008 14:16 |
| | Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 14:16 |

| | | | |
|---|---|---|---|
| | Liechtenstein | Radio Liechtenstein | 01.12.2008 14:16 |
| | Litauen | Versio Zinios | 01.12.2008 14:16 |
| | Litauen | BNS | 01.12.2008 14:16 |
| | Litauen | vz.lt | 01.12.2008 14:16 |
| | Luxemburg | Luxemburger Wort | 01.12.2008 14:16 |
| | Luxemburg | wort.lu | 01.12.2008 14:16 |
| | Malta | Independent | 01.12.2008 14:16 |
| | Malta | The Times of Malta | 01.12.2008 14:16 |
| | Niederlande | Financieele Dagblad | 01.12.2008 14:16 |
| | Niederlande | IEX.nl | 01.12.2008 14:16 |
| | Niederlande | ANP | 01.12.2008 14:16 |
| | Norwegen | aftenposten.no | 01.12.2008 14:16 |
| | Norwegen | Aftenposten | 01.12.2008 14:16 |
| | Norwegen | NTB | 01.12.2008 14:16 |
| | Polen | Gazeta Prawna | 01.12.2008 14:16 |
| | Polen | Parkiet | 01.12.2008 14:16 |
| | Polen | PAP | 01.12.2008 14:16 |
| | Portugal | Expresso | 01.12.2008 14:16 |
| | Portugal | Lusa | 01.12.2008 14:16 |
| | Portugal | Diario Economico | 01.12.2008 14:16 |
| | Rumänien | Capital | 01.12.2008 14:16 |
| | Rumänien | Ziarul financiar | 01.12.2008 14:16 |
| | Rumänien | Rompres | 01.12.2008 14:16 |
| | Schweden | Dagens Industri | 01.12.2008 14:16 |

|  |  |  |
|---|---|---|
| Schweden | e24 | 01.12.2008 14:16 |
| Schweden | TT | 01.12.2008 14:16 |
| Schweiz | AWP | 01.12.2008 14:16 |
| Schweiz | Finanz und Wirtschaft | 01.12.2008 14:16 |
| Schweiz | finanzinfo.ch | 01.12.2008 14:16 |
| Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 14:16 |
| Slowakei | Hospodarske noviny | 01.12.2008 14:16 |
| Slowakei | oPeniazoch | 01.12.2008 14:16 |
| Slowakei | TASR | 01.12.2008 14:16 |
| Slowenien | Finance | 01.12.2008 14:16 |
| Slowenien | Kapital (not daily) | 01.12.2008 14:16 |
| Slowenien | STA | 01.12.2008 14:16 |
| Spanien | La Gacetta | 01.12.2008 14:16 |
| Spanien | CincoDias | 01.12.2008 14:16 |
| Spanien | EFE | 01.12.2008 14:16 |
| Tschechische Republik | Hospodarske Noviny | 01.12.2008 14:16 |
| Tschechische Republik | hn.ihned.cz | 01.12.2008 14:16 |
| Tschechische Republik | CTK | 01.12.2008 14:16 |
| Ungarn | MTI | 01.12.2008 14:16 |
| Ungarn | magyartokepiac.hu | 01.12.2008 14:16 |
| Ungarn | Magyar Tokepiac | 01.12.2008 14:16 |
| Zypern | xak.com | 01.12.2008 14:16 |
| Zypern | CNA | 01.12.2008 14:16 |
| Zypern | Financial Mirror | 01.12.2008 14:16 |

| | Österreich | WirtschaftsBlatt | 01.12.2008 14:16 |
|---|---|---|---|
| | Österreich | wirtschaftsblatt.at | 01.12.2008 14:16 |
| | Österreich | APA | 01.12.2008 14:16 |

**FISCHER, Christiane**



| | |
|---|---|
| **Von:** | newsroom@dgap.de |
| **Gesendet:** | Dienstag, 2. Dezember 2008 15:55 |
| **An:** | FERINO, Petra; FISCHER, Christiane |
| **Betreff:** | Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement |


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Voting Rights announcement**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

**MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung**

02.12.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Kairos Investment Management SpA, Mailand, Italien, hat uns mit Schreiben vom 21. November 2008 folgendes mitgeteilt:

We hereby give notice pursuant to section 21 para. 1 of the WpHG that on 19th November 2008, that the aggregate voting interest of KIM SpA in MTU Aero Engines Holding AG, Munich, Germany, went below the threshold of 3% and amounts to 2.88% (1,499,621 shares) of the voting rights on that day. These voting rights are attributable to us in accordance with sec. 22 para 1 sent. 1 no. 6 in connection with sent. 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

---------------------------------------------------------------------------
-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---------------------------------------------------------------------------
-

Ende der Mitteilung DGAP Meldepflichten-Service



---------------------------------------------------------------------------
-

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

**Verbreitungssystem / News wire** **Einspeisung / Release**

| | | |
|---|---|---|
| | Bloomberg | 02.12.2008 15:53 |
| | Thomson Reuters | 02.12.2008 15:53 |
| vwd: | vwd | 02.12.2008 15:53 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 02.12.2008 15:53 |
| | dpa-afx | 02.12.2008 15:53 |
| | dgap.de | 02.12.2008 15:53 |
| | FTD | 02.12.2008 15:53 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 02.12.2008 15:53 |
| Belgien | De Tijd | 02.12.2008 15:53 |
| Belgien | Belga | 02.12.2008 15:53 |
| Bulgarien | Pari | 02.12.2008 15:53 |
| Bulgarien | econ.bg | 02.12.2008 15:53 |
| Bulgarien | BTA | 02.12.2008 15:53 |
| Dänemark | Borsen | 02.12.2008 15:53 |
| Dänemark | ErhvervsBladet | 02.12.2008 15:53 |
| Dänemark | NASDAQ OMX Group | 02.12.2008 15:53 |
| Estland | Postimees | 02.12.2008 15:53 |
| Estland | Eesti Ekspress | 02.12.2008 15:53 |
| Estland | BNS | 02.12.2008 15:53 |
| Finnland | Kauppalehti Oy | 02.12.2008 15:53 |

| Finnland | Helsingin Sanomat | 02.12.2008 15:53 |
|---|---|---|
| Finnland | NASDAQ OMX Group | 02.12.2008 15:53 |
| Frankreich | Les Echos | 02.12.2008 15:53 |
| Frankreich | boursier.com | 02.12.2008 15:53 |
| Frankreich | AFP | 02.12.2008 15:53 |
| Griechenland | Express | 02.12.2008 15:53 |
| Griechenland | Reporter.gr | 02.12.2008 15:53 |
| Griechenland | ANA | 02.12.2008 15:53 |
| Großbritannien | The Financial Times | 02.12.2008 15:53 |
| Großbritannien | FT.com | 02.12.2008 15:53 |
| Großbritannien | Press Association | 02.12.2008 15:53 |
| Irland | Irish Independent | 02.12.2008 15:53 |
| Irland | The Irish Times | 02.12.2008 15:53 |
| Irland | Press Association | 02.12.2008 15:53 |
| Island | Vidskiptabladid | 02.12.2008 15:53 |
| Island | mbl.is | 02.12.2008 15:53 |
| Island | NASDAQ OMX Group | 02.12.2008 15:53 |
| Italien | Il Sole 24 Ore | 02.12.2008 15:53 |
| Italien | AGI | 02.12.2008 15:53 |
| Italien | ilsole24ore.com | 02.12.2008 15:53 |
| Kroatien | Poslovni dnevnik | 02.12.2008 15:53 |
| Kroatien | Banka magazine | 02.12.2008 15:53 |
| Kroatien | Hina | 02.12.2008 15:53 |
| Lettland | Dienas Bizness | 02.12.2008 15:53 |

| | | |
|---|---|---|
| Lettland | FinanceNet | 02.12.2008 15:53 |
| Lettland | BNS | 02.12.2008 15:53 |
| Liechtenstein | Liechtensteiner Volksblatt | 02.12.2008 15:53 |
| Liechtenstein | Radio Liechtenstein | 02.12.2008 15:53 |
| Litauen | Verslo Zinios | 02.12.2008 15:53 |
| Litauen | BNS | 02.12.2008 15:53 |
| Litauen | vz.lt | 02.12.2008 15:53 |
| Luxemburg | Luxemburger Wort | 02.12.2008 15:53 |
| Luxemburg | wort.lu | 02.12.2008 15:53 |
| Malta | Independent | 02.12.2008 15:53 |
| Malta | The Times of Malta | 02.12.2008 15:53 |
| Niederlande | Financieele Dagblad | 02.12.2008 15:53 |
| Niederlande | IEX.nl | 02.12.2008 15:53 |
| Niederlande | ANP | 02.12.2008 15:53 |
| Norwegen | aftenposten.no | 02.12.2008 15:53 |
| Norwegen | Aftenposten | 02.12.2008 15:53 |
| Norwegen | NTB | 02.12.2008 15:53 |
| Polen | Gazeta Prawna | 02.12.2008 15:53 |
| Polen | Parkiet | 02.12.2008 15:53 |
| Polen | PAP | 02.12.2008 15:53 |
| Portugal | Expresso | 02.12.2008 15:53 |
| Portugal | Lusa | 02.12.2008 15:53 |
| Portugal | Diario Economico | 02.12.2008 15:53 |
| Rumänien | Capital | 02.12.2008 15:53 |

| | | | |
|---|---|---|---|
| | Rumänien | Ziarul financiar | 02.12.2008 15:53 |
| | Rumänien | Rompres | 02.12.2008 15:53 |
| | Schweden | Dagens Industri | 02.12.2008 15:53 |
| | Schweden | e24 | 02.12.2008 15:53 |
| | Schweden | TT | 02.12.2008 15:53 |
| | Schweiz | AWP | 02.12.2008 15:53 |
| | Schweiz | Finanz und Wirtschaft | 02.12.2008 15:53 |
| | Schweiz | finanzinfo.ch | 02.12.2008 15:53 |
| OMX | Skandinavien / Baltikum | NASDAQ OMX Group | 02.12.2008 15:53 |
| | Slowakei | Hospodarske noviny | 02.12.2008 15:53 |
| | Slowakei | oPeniazoch | 02.12.2008 15:53 |
| | Slowakei | TASR | 02.12.2008 15:53 |
| | Slowenien | Finance | 02.12.2008 15:53 |
| | Slowenien | Kapital (not daily) | 02.12.2008 15:53 |
| | Slowenien | STA | 02.12.2008 15:53 |
| | Spanien | La Gacetta | 02.12.2008 15:53 |
| | Spanien | CincoDias | 02.12.2008 15:53 |
| | Spanien | EFE | 02.12.2008 15:53 |
| | Tschechische Republik | Hospodarske Noviny | 02.12.2008 15:53 |
| | Tschechische Republik | hn.ihned.cz | 02.12.2008 15:53 |
| | Tschechische Republik | CTK | 02.12.2008 15:53 |
| | Ungarn | MTI | 02.12.2008 15:53 |
| | Ungarn | magyartokepiac.hu | 02.12.2008 15:53 |
| | Ungarn | Magyar Tokepiac | 02.12.2008 15:53 |

| | | | |
|---|---|---|---|
| | Zypern | xak.com | 02.12.2008 15:53 |
| | Zypern | CNA | 02.12.2008 15:53 |
| | Zypern | Financial Mirror | 02.12.2008 15:53 |
| | Österreich | WirtschaftsBlatt | 02.12.2008 15:53 |
| | Österreich | wirtschaftsblatt.at | 02.12.2008 15:53 |
| | Österreich | APA | 02.12.2008 15:53 |



**Von:** newsroom@dgap.de
**Gesendet:** Montag, 8. Dezember 2008 14:02
**An:** FERINO, Petra; FISCHER, Christiane
**Betreff:** Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Directors' Dealings notification**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.
----------------------------------------------------------------------------------------------------
-

Angaben zum Mitteilungspflichtigen
Name: Dr. Weingartner
Vorname: Stefan
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 02.12.2008
Kurs/Preis: 15,00
Währung: EUR
Stückzahl: 1215,00
Gesamtvolumen: 18225,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 08.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8355

----------------------------------------------------------------------------------------------------
-

Ende der Mitteilung



## Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.
----------------------------------------------------------------------------------------------------

Details of the person subject to the disclosure requirement
Last name: Dr. Weingartner
First name: Stefan
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 02.12.2008
Price: 15.00
Currency: EUR
No. of items: 1215.00
Total amount traded: 18225.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 08.12.2008

Financial News transmitted by DGAP
ID 8355

---------------------------------------------------------------------------------------------------------
-

End of news



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| | Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|---|
| | Bloomberg | 08.12.2008 13:59 |
| | Thomson Reuters | 08.12.2008 13:59 |
| vwd: | vwd | 08.12.2008 13:59 |

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 08.12.2008 13:59 |
| | dpa-afx | 08.12.2008 13:59 |
| | dgap.de | 08.12.2008 13:59 |
| | FTD | 08.12.2008 13:59 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 08.12.2008 13:59 |
| Belgien | De Tijd | 08.12.2008 13:59 |
| Belgien | Belga | 08.12.2008 13:59 |
| Bulgarien | Pari | 08.12.2008 13:59 |
| Bulgarien | econ.bg | 08.12.2008 13:59 |
| Bulgarien | BTA | 08.12.2008 13:59 |
| Dänemark | Borsen | 08.12.2008 13:59 |
| Dänemark | ErhvervsBladet | 08.12.2008 13:59 |
| Dänemark | NASDAQ OMX Group | 08.12.2008 13:59 |
| Estland | Postimees | 08.12.2008 13:59 |
| Estland | Eesti Ekspress | 08.12.2008 13:59 |
| Estland | BNS | 08.12.2008 13:59 |
| Finnland | Kauppalehti Oy | 08.12.2008 13:59 |
| Finnland | Helsingin Sanomat | 08.12.2008 13:59 |
| Finnland | NASDAQ OMX Group | 08.12.2008 13:59 |
| Frankreich | Les Echos | 08.12.2008 13:59 |

| | | | |
|---|---|---|---|
| | Frankreich | boursier.com | 08.12.2008 13:59 |
| | Frankreich | AFP | 08.12.2008 13:59 |
| | Griechenland | Express | 08.12.2008 13:59 |
| | Griechenland | Reporter.gr | 08.12.2008 13:59 |
| | Griechenland | ANA | 08.12.2008 13:59 |
| | Großbritannien | The Financial Times | 08.12.2008 13:59 |
| | Großbritannien | FT.com | 08.12.2008 13:59 |
| | Großbritannien | Press Association | 08.12.2008 13:59 |
| | Irland | Irish Independent | 08.12.2008 13:59 |
| | Irland | The Irish Times | 08.12.2008 13:59 |
| | Irland | Press Association | 08.12.2008 13:59 |
| | Island | Vidskiptabladid | 08.12.2008 13:59 |
| | Island | mbl.is | 08.12.2008 13:59 |
| | Island | NASDAQ OMX Group | 08.12.2008 13:59 |
| | Italien | Il Sole 24 Ore | 08.12.2008 13:59 |
| | Italien | AGI | 08.12.2008 13:59 |
| | Italien | ilsole24ore.com | 08.12.2008 13:59 |
| | Kroatien | Poslovni dnevnik | 08.12.2008 13:59 |
| | Kroatien | Banka magazine | 08.12.2008 13:59 |
| | Kroatien | Hina | 08.12.2008 13:59 |
| | Lettland | Dienas Bizness | 08.12.2008 13:59 |
| | Lettland | FinanceNet | 08.12.2008 13:59 |
| | Lettland | BNS | 08.12.2008 13:59 |
| | Liechtenstein | Liechtensteiner Volksblatt | 08.12.2008 13:59 |

|  |  |  |
|---|---|---|
| Liechtenstein | Radio Liechtenstein | 08.12.2008 13:59 |
| Litauen | Verslo Zinios | 08.12.2008 13:59 |
| Litauen | BNS | 08.12.2008 13:59 |
| Litauen | vz.lt | 08.12.2008 13:59 |
| Luxemburg | Luxemburger Wort | 08.12.2008 13:59 |
| Luxemburg | wort.lu | 08.12.2008 13:59 |
| Malta | Independent | 08.12.2008 13:59 |
| Malta | The Times of Malta | 08.12.2008 13:59 |
| Niederlande | Financieele Dagblad | 08.12.2008 13:59 |
| Niederlande | IEX.nl | 08.12.2008 13:59 |
| Niederlande | ANP | 08.12.2008 13:59 |
| Norwegen | aftenposten.no | 08.12.2008 13:59 |
| Norwegen | Aftenposten | 08.12.2008 13:59 |
| Norwegen | NTB | 08.12.2008 13:59 |
| Polen | Gazeta Prawna | 08.12.2008 13:59 |
| Polen | Parkiet | 08.12.2008 13:59 |
| Polen | PAP | 08.12.2008 13:59 |
| Portugal | Expresso | 08.12.2008 13:59 |
| Portugal | Lusa | 08.12.2008 13:59 |
| Portugal | Diario Economico | 08.12.2008 13:59 |
| Rumänien | Capital | 08.12.2008 13:59 |
| Rumänien | Ziarul financiar | 08.12.2008 13:59 |
| Rumänien | Rompres | 08.12.2008 13:59 |
| Schweden | Dagens Industri | 08.12.2008 13:59 |

| | | | |
|---|---|---|---|
| | Schweden | e24 | 08.12.2008 13:59 |
| | Schweden | TT | 08.12.2008 13:59 |
| | Schweiz | AWP | 08.12.2008 13:59 |
| | Schweiz | Finanz und Wirtschaft | 08.12.2008 13:59 |
| | Schweiz | finanzinfo.ch | 08.12.2008 13:59 |
| | Skandinavien / Baltikum | NASDAQ OMX Group | 08.12.2008 13:59 |
| | Slowakei | Hospodarske noviny | 08.12.2008 13:59 |
| | Slowakei | oPeniazoch | 08.12.2008 13:59 |
| | Slowakei | TASR | 08.12.2008 13:59 |
| | Slowenien | Finance | 08.12.2008 13:59 |
| | Slowenien | Kapital (not daily) | 08.12.2008 13:59 |
| | Slowenien | STA | 08.12.2008 13:59 |
| | Spanien | La Gacetta | 08.12.2008 13:59 |
| | Spanien | CincoDias | 08.12.2008 13:59 |
| | Spanien | EFE | 08.12.2008 13:59 |
| | Tschechische Republik | Hospodarske Noviny | 08.12.2008 13:59 |
| | Tschechische Republik | hn.ihned.cz | 08.12.2008 13:59 |
| | Tschechische Republik | CTK | 08.12.2008 13:59 |
| | Ungarn | MTI | 08.12.2008 13:59 |
| | Ungarn | magyartokepiac.hu | 08.12.2008 13:59 |
| | Ungarn | Magyar Tokepiac | 08.12.2008 13:59 |
| | Zypern | xak.com | 08.12.2008 13:59 |
| | Zypern | CNA | 08.12.2008 13:59 |
| | Zypern | Financial Mirror | 08.12.2008 13:59 |

| | | | |
|---|---|---|---|
| | Österreich | WirtschaftsBlatt | 08.12.2008 13:59 |
| | Österreich | wirtschaftsblatt.at | 08.12.2008 13:59 |
| | Österreich | APA | 08.12.2008 13:59 |

**FERINO, Petra**

**Von:** newsroom@dgap.de

**Gesendet:** Montag, 1. Dezember 2008 13:33

**An:** FERINO, Petra; FISCHER, Christiane

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Vorabbekanntmachung Finanzberichte gemäß§ 37v, 37w, 37x ff. WpHG / Confirmation of Publication: Preliminary announcement on the disclosure of financial statements


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Vorabbekanntmachung Finanzberichte für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Vorabbekanntmachung Finanzberichte vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Preliminary announcement on the disclosure of financial statements**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Preliminary announcement on the disclosure of financial statements via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Vorabbekanntmachung Finanzberichte: MTU Aero Engines Holding AG
Vorabbekanntmachung über die Veröffentlichung von Rechnungslegungsberichten

**MTU Aero Engines Holding AG: Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG mit dem Ziel der europaweiten Verbreitung**

01.12.2008
Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit gibt die MTU Aero Engines Holding AG bekannt, dass folgende Finanzberichte veröffentlicht werden:

| Bericht: | Veröffentlichungsdatum: | Link: |
|---|---|---|
| Konzern-Jahresfinanzbericht | 23.03.2009<br>23.03.2009 | Deutsch: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html<br>Englisch: http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html |

---

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG

Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

Ende der Mitteilung DGAP Meldepflichten-Service



---

Ende der Mitteilung

**DGAP Meldepflichten-Service**
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

## Announcement

DGAP preliminary announcement financial reports: MTU Aero Engines Holding AG
Preliminary announcement on the disclosure of financial statements

**MTU Aero Engines Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [the German Securities Act] with the objective of Europe-wide distribution**

01.12.2008
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

MTU Aero Engines Holding AG hereby announces that the following financial reports shall be disclosed:

| Report: | Date: | Hyperlink: |
|---|---|---|
| Annual financial report of the group | March 23, 2009 | German: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html |
| | March 23, | English: |

2009 http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html

---

Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

End of news DGAP regulatory service



---

End of news

**DGAP regulatory service**



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|
| Bloomberg | 01.12.2008 13:29 |
| Thomson Reuters | 01.12.2008 13:29 |

| | Medium / Media | Zuleitung / Distribution |
|---|---|---|
| vwd: | vwd | 01.12.2008 13:29 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | Zuleitung / Distribution |
|---|---|
| Dow Jones | 01.12.2008 13:29 |
| dpa-afx | 01.12.2008 13:29 |
| dgap.de | 01.12.2008 13:29 |
| FTD | 01.12.2008 13:29 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 13:29 |
| Belgien | De Tijd | 01.12.2008 13:29 |
| Belgien | Belga | 01.12.2008 13:29 |
| Bulgarien | Pari | 01.12.2008 13:29 |
| Bulgarien | econ.bg | 01.12.2008 13:29 |
| Bulgarien | BTA | 01.12.2008 13:29 |

| | | |
|---|---|---|
| Dänemark | Borsen | 01.12.2008 13:29 |
| Dänemark | ErhvervsBladet | 01.12.2008 13:29 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 13:29 |
| Estland | Postimees | 01.12.2008 13:29 |
| Estland | Eesti Ekspress | 01.12.2008 13:29 |
| Estland | BNS | 01.12.2008 13:29 |
| Finnland | Kauppalehti Oy | 01.12.2008 13:29 |
| Finnland | Helsingin Sanomat | 01.12.2008 13:29 |
| Finnland | NASDAQ OMX Group | 01.12.2008 13:29 |
| Frankreich | Les Echos | 01.12.2008 13:29 |
| Frankreich | boursier.com | 01.12.2008 13:29 |
| Frankreich | AFP | 01.12.2008 13:29 |
| Griechenland | Express | 01.12.2008 13:29 |
| Griechenland | Reporter.gr | 01.12.2008 13:29 |
| Griechenland | ANA | 01.12.2008 13:29 |

|  |  |  |
|---|---|---|
| Großbritannien | The Financial Times | 01.12.2008 13:29 |
| Großbritannien | FT.com | 01.12.2008 13:29 |
| Großbritannien | Press Association | 01.12.2008 13:29 |
| Irland | Irish Independent | 01.12.2008 13:29 |
| Irland | The Irish Times | 01.12.2008 13:29 |
| Irland | Press Association | 01.12.2008 13:29 |
| Island | Vidskiptabladid | 01.12.2008 13:29 |
| Island | mbl.is | 01.12.2008 13:29 |
| Island | NASDAQ OMX Group | 01.12.2008 13:29 |
| Italien | Il Sole 24 Ore | 01.12.2008 13:29 |
| Italien | AGI | 01.12.2008 13:29 |
| Italien | ilsole24ore.com | 01.12.2008 13:29 |
| Kroatien | Poslovni dnevnik | 01.12.2008 13:29 |
| Kroatien | Banka magazine | 01.12.2008 13:29 |
| Kroatien | Hina | 01.12.2008 13:29 |

| | | |
|---|---|---|
| Lettland | Dienas Bizness | 01.12.2008 13:29 |
| Lettland | FinanceNet | 01.12.2008 13:29 |
| Lettland | BNS | 01.12.2008 13:29 |
| Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 13:29 |
| Liechtenstein | Radio Liechtenstein | 01.12.2008 13:29 |
| Litauen | Verslo Zinios | 01.12.2008 13:29 |
| Litauen | BNS | 01.12.2008 13:29 |
| Litauen | vz.lt | 01.12.2008 13:29 |
| Luxemburg | Luxemburger Wort | 01.12.2008 13:29 |
| Luxemburg | wort.lu | 01.12.2008 13:29 |
| Malta | Independent | 01.12.2008 13:29 |
| Malta | The Times of Malta | 01.12.2008 13:29 |
| Niederlande | Financieele Dagblad | 01.12.2008 13:29 |
| Niederlande | IEX.nl | 01.12.2008 13:29 |
| Niederlande | ANP | 01.12.2008 13:29 |

|  |  |  |
|---|---|---|
| Norwegen | aftenposten.no | 01.12.2008 13:29 |
| Norwegen | Aftenposten | 01.12.2008 13:29 |
| Norwegen | NTB | 01.12.2008 13:29 |
| Polen | Gazeta Prawna | 01.12.2008 13:29 |
| Polen | Parkiet | 01.12.2008 13:29 |
| Polen | PAP | 01.12.2008 13:29 |
| Portugal | Expresso | 01.12.2008 13:29 |
| Portugal | Lusa | 01.12.2008 13:29 |
| Portugal | Diario Economico | 01.12.2008 13:29 |
| Rumänien | Capital | 01.12.2008 13:29 |
| Rumänien | Ziarul financiar | 01.12.2008 13:29 |
| Rumänien | Rompres | 01.12.2008 13:29 |
| Schweden | Dagens Industri | 01.12.2008 13:29 |
| Schweden | e24 | 01.12.2008 13:29 |
| Schweden | TT | 01.12.2008 13:29 |

| | | |
|---|---|---|
| Schweiz | AWP | 01.12.2008 13:29 |
| Schweiz | Finanz und Wirtschaft | 01.12.2008 13:29 |
| Schweiz | finanzinfo.ch | 01.12.2008 13:29 |
| Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 13:29 |
| Slowakei | Hospodarske noviny | 01.12.2008 13:29 |
| Slowakei | oPeniazoch | 01.12.2008 13:29 |
| Slowakei | TASR | 01.12.2008 13:29 |
| Slowenien | Finance | 01.12.2008 13:29 |
| Slowenien | Kapital (not daily) | 01.12.2008 13:29 |
| Slowenien | STA | 01.12.2008 13:29 |
| Spanien | La Gacetta | 01.12.2008 13:29 |
| Spanien | CincoDias | 01.12.2008 13:29 |
| Spanien | EFE | 01.12.2008 13:29 |
| Tschechische Republik | Hospodarske Noviny | 01.12.2008 13:29 |
| Tschechische Republik | hn.ihned.cz | 01.12.2008 13:29 |

|  |  |  |
|---|---|---|
| Tschechische Republik | CTK | 01.12.2008 13:29 |
| Ungarn | MTI | 01.12.2008 13:29 |
| Ungarn | magyartokepiac.hu | 01.12.2008 13:29 |
| Ungarn | Magyar Tokepiac | 01.12.2008 13:29 |
| Zypern | xak.com | 01.12.2008 13:29 |
| Zypern | CNA | 01.12.2008 13:29 |
| Zypern | Financial Mirror | 01.12.2008 13:29 |
| Österreich | WirtschaftsBlatt | 01.12.2008 13:29 |
| Österreich | wirtschaftsblatt.at | 01.12.2008 13:29 |
| Österreich | APA | 01.12.2008 13:29 |

**FERINO, Petra**

**Von:** newsroom@dgap.de

**Gesendet:** Montag, 1. Dezember 2008 13:37

**An:** FERINO, Petra; FISCHER, Christiane

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Vorabbekanntmachung Finanzberichte gemäß§ 37v, 37w, 37x ff. WpHG / Confirmation of Publication: Preliminary announcement on the disclosure of financial statements


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Vorabbekanntmachung Finanzberichte für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Vorabbekanntmachung Finanzberichte vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Preliminary announcement on the disclosure of financial statements**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Preliminary announcement on the disclosure of financial statements via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Vorabbekanntmachung Finanzberichte: MTU Aero Engines Holding AG
Vorabbekanntmachung über die Veröffentlichung von Rechnungslegungsberichten

**MTU Aero Engines Holding AG: Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG mit dem Ziel der europaweiten Verbreitung**

01.12.2008
Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit gibt die MTU Aero Engines Holding AG bekannt, dass folgende Finanzberichte veröffentlicht werden:

| **Bericht:** | **Veröffentlichungsdatum:** | **Link:** |
|---|---|---|
| Konzern-Quartalsfinanzbericht innerhalb des 1. Halbjahres | 23.04.2009<br>23.04.2009 | Deutsch:<br>http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html<br>Englisch:<br>http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html |

---

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG

Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

Ende der Mitteilung DGAP Meldepflichten-Service



---

Ende der Mitteilung

**DGAP Meldepflichten-Service**



## Announcement

DGAP preliminary announcement financial reports: MTU Aero Engines Holding AG
Preliminary announcement on the disclosure of financial statements

**MTU Aero Engines Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [the German Securities Act] with the objective of Europe-wide distribution**

01.12.2008
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

MTU Aero Engines Holding AG hereby announces that the following financial reports shall be disclosed:

| Report: | Date: | Hyperlink: |
|---|---|---|
| Quarterly financial report of the group within the 1st half-year | April 23, 2009 | German: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html |
| | April 23, | English: |

2009 http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html

---

Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

End of news DGAP regulatory service



---

End of news



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|
| Bloomberg | 01.12.2008 13:34 |
| Thomson Reuters | 01.12.2008 13:34 |

| | | |
|---|---|---|
| vwd: | vwd | 01.12.2008 13:34 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 01.12.2008 13:34 |
| | dpa-afx | 01.12.2008 13:34 |
| | dgap.de | 01.12.2008 13:34 |
| | FTD | 01.12.2008 13:34 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 13:34 |
| Belgien | De Tijd | 01.12.2008 13:34 |
| Belgien | Belga | 01.12.2008 13:34 |
| Bulgarien | Pari | 01.12.2008 13:34 |
| Bulgarien | econ.bg | 01.12.2008 13:34 |
| Bulgarien | BTA | 01.12.2008 13:34 |

|  |  |  |
|---|---|---|
| Dänemark | Borsen | 01.12.2008 13:34 |
| Dänemark | ErhvervsBladet | 01.12.2008 13:34 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 13:34 |
| Estland | Postimees | 01.12.2008 13:34 |
| Estland | Eesti Ekspress | 01.12.2008 13:34 |
| Estland | BNS | 01.12.2008 13:34 |
| Finnland | Kauppalehti Oy | 01.12.2008 13:34 |
| Finnland | Helsingin Sanomat | 01.12.2008 13:34 |
| Finnland | NASDAQ OMX Group | 01.12.2008 13:34 |
| Frankreich | Les Echos | 01.12.2008 13:34 |
| Frankreich | boursier.com | 01.12.2008 13:34 |
| Frankreich | AFP | 01.12.2008 13:34 |
| Griechenland | Express | 01.12.2008 13:34 |
| Griechenland | Reporter.gr | 01.12.2008 13:34 |
| Griechenland | ANA | 01.12.2008 13:34 |

|  |  |  |
|---|---|---|
| Großbritannien | The Financial Times | 01.12.2008 13:34 |
| Großbritannien | FT.com | 01.12.2008 13:34 |
| Großbritannien | Press Association | 01.12.2008 13:34 |
| Irland | Irish Independent | 01.12.2008 13:34 |
| Irland | The Irish Times | 01.12.2008 13:34 |
| Irland | Press Association | 01.12.2008 13:34 |
| Island | Vidskiptabladid | 01.12.2008 13:34 |
| Island | mbl.is | 01.12.2008 13:34 |
| Island | NASDAQ OMX Group | 01.12.2008 13:34 |
| Italien | Il Sole 24 Ore | 01.12.2008 13:34 |
| Italien | AGI | 01.12.2008 13:34 |
| Italien | ilsole24ore.com | 01.12.2008 13:34 |
| Kroatien | Poslovni dnevnik | 01.12.2008 13:34 |
| Kroatien | Banka magazine | 01.12.2008 13:34 |
| Kroatien | Hina | 01.12.2008 13:34 |

| | | |
|---|---|---|
| Lettland | Dienas Bizness | 01.12.2008 13:34 |
| Lettland | FinanceNet | 01.12.2008 13:34 |
| Lettland | BNS | 01.12.2008 13:34 |
| Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 13:34 |
| Liechtenstein | Radio Liechtenstein | 01.12.2008 13:34 |
| Litauen | Verslo Zinios | 01.12.2008 13:34 |
| Litauen | BNS | 01.12.2008 13:34 |
| Litauen | vz.lt | 01.12.2008 13:34 |
| Luxemburg | Luxemburger Wort | 01.12.2008 13:34 |
| Luxemburg | wort.lu | 01.12.2008 13:34 |
| Malta | Independent | 01.12.2008 13:34 |
| Malta | The Times of Malta | 01.12.2008 13:34 |
| Niederlande | Financieele Dagblad | 01.12.2008 13:34 |
| Niederlande | IEX.nl | 01.12.2008 13:34 |
| Niederlande | ANP | 01.12.2008 13:34 |

| | | |
|---|---|---|
| Norwegen | aftenposten.no | 01.12.2008 13:34 |
| Norwegen | Aftenposten | 01.12.2008 13:34 |
| Norwegen | NTB | 01.12.2008 13:34 |
| Polen | Gazeta Prawna | 01.12.2008 13:34 |
| Polen | Parkiet | 01.12.2008 13:34 |
| Polen | PAP | 01.12.2008 13:34 |
| Portugal | Expresso | 01.12.2008 13:34 |
| Portugal | Lusa | 01.12.2008 13:34 |
| Portugal | Diario Economico | 01.12.2008 13:34 |
| Rumänien | Capital | 01.12.2008 13:34 |
| Rumänien | Ziarul financiar | 01.12.2008 13:34 |
| Rumänien | Rompres | 01.12.2008 13:34 |
| Schweden | Dagens Industri | 01.12.2008 13:34 |
| Schweden | e24 | 01.12.2008 13:34 |
| Schweden | TT | 01.12.2008 13:34 |

| | | |
|---|---|---|
| Schweiz | AWP | 01.12.2008 13:34 |
| Schweiz | Finanz und Wirtschaft | 01.12.2008 13:34 |
| Schweiz | finanzinfo.ch | 01.12.2008 13:34 |
| Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 13:34 |
| Slowakei | Hospodarske noviny | 01.12.2008 13:34 |
| Slowakei | oPeniazoch | 01.12.2008 13:34 |
| Slowakei | TASR | 01.12.2008 13:34 |
| Slowenien | Finance | 01.12.2008 13:34 |
| Slowenien | Kapital (not daily) | 01.12.2008 13:34 |
| Slowenien | STA | 01.12.2008 13:34 |
| Spanien | La Gacetta | 01.12.2008 13:34 |
| Spanien | CincoDias | 01.12.2008 13:34 |
| Spanien | EFE | 01.12.2008 13:34 |
| Tschechische Republik | Hospodarske Noviny | 01.12.2008 13:34 |
| Tschechische Republik | hn.ihned.cz | 01.12.2008 13:34 |

|  |  |  |
|---|---|---|
| Tschechische Republik | CTK | 01.12.2008 13:34 |
| Ungarn | MTI | 01.12.2008 13:34 |
| Ungarn | magyartokepiac.hu | 01.12.2008 13:34 |
| Ungarn | Magyar Tokepiac | 01.12.2008 13:34 |
| Zypern | xak.com | 01.12.2008 13:34 |
| Zypern | CNA | 01.12.2008 13:34 |
| Zypern | Financial Mirror | 01.12.2008 13:34 |
| Österreich | WirtschaftsBlatt | 01.12.2008 13:34 |
| Österreich | wirtschaftsblatt.at | 01.12.2008 13:34 |
| Österreich | APA | 01.12.2008 13:34 |

**FERINO, Petra**

**Von:** newsroom@dgap.de
**Gesendet:** Montag, 1. Dezember 2008 13:42
**An:** FERINO, Petra; FISCHER, Christiane
**Betreff:** Bestaetigung ueber die Veröffentlichung einer Vorabbekanntmachung Finanzberichte gemäß§ 37v, 37w, 37x ff. WpHG / Confirmation of Publication: Preliminary announcement on the disclosure of financial statements


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Vorabbekanntmachung Finanzberichte für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Vorabbekanntmachung Finanzberichte vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

---

**Confirmation of Publication: Preliminary announcement on the disclosure of financial statements**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Preliminary announcement on the disclosure of financial statements via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

---

## Mitteilung

DGAP Vorabbekanntmachung Finanzberichte: MTU Aero Engines Holding AG
Vorabbekanntmachung über die Veröffentlichung von Rechnungslegungsberichten

**MTU Aero Engines Holding AG: Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG mit dem Ziel der europaweiten Verbreitung**

01.12.2008
Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit gibt die MTU Aero Engines Holding AG bekannt, dass folgende Finanzberichte veröffentlicht werden:

| Bericht: | Veröffentlichungsdatum: | Link: |
|---|---|---|
| Konzern-Finanzbericht (Halbjahr) | 23.07.2009<br>23.07.2009 | Deutsch:<br>http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html<br>Englisch:<br>http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html |

---

Sprache: Deutsch

| | |
|---|---|
| Emittent: | MTU Aero Engines Holding AG<br>Dachauer Straße 665<br>80995 München<br>Deutschland |
| Internet: | www.mtu.de |

----------------------------------------------------------------

Ende der Mitteilung DGAP Meldepflichten-Service



----------------------------------------------------------------

Ende der Mitteilung



## Announcement

DGAP preliminary announcement financial reports: MTU Aero Engines Holding AG
Preliminary announcement on the disclosure of financial statements

**MTU Aero Engines Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [the German Securities Act] with the objective of Europe-wide distribution**

01.12.2008
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

MTU Aero Engines Holding AG hereby announces that the following financial reports shall be disclosed:

| **Report:** | **Date:** | **Hyperlink:** |
|---|---|---|
| Financial report of the group (half-year) | July 23, 2009 | German: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html |
| | July 23, | English: |

2009 http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html

---

Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

End of news DGAP regulatory service



---

End of news

**DGAP regulatory service**



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|
| Bloomberg | 01.12.2008 13:38 |
| Thomson Reuters | 01.12.2008 13:38 |

| | | |
|---|---|---|
| vwd: | vwd | 01.12.2008 13:38 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | | Zuleitung / Distribution |
|---|---|---|
| | Dow Jones | 01.12.2008 13:38 |
| | dpa-afx | 01.12.2008 13:38 |
| | dgap.de | 01.12.2008 13:38 |
| | FTD | 01.12.2008 13:38 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 13:38 |
| Belgien | De Tijd | 01.12.2008 13:38 |
| Belgien | Belga | 01.12.2008 13:38 |
| Bulgarien | Pari | 01.12.2008 13:38 |
| Bulgarien | econ.bg | 01.12.2008 13:38 |
| Bulgarien | BTA | 01.12.2008 13:38 |

| | | |
|---|---|---|
| Dänemark | Borsen | 01.12.2008 13:38 |
| Dänemark | ErhvervsBladet | 01.12.2008 13:38 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 13:38 |
| Estland | Postimees | 01.12.2008 13:38 |
| Estland | Eesti Ekspress | 01.12.2008 13:38 |
| Estland | BNS | 01.12.2008 13:38 |
| Finnland | Kauppalehti Oy | 01.12.2008 13:38 |
| Finnland | Helsingin Sanomat | 01.12.2008 13:38 |
| Finnland | NASDAQ OMX Group | 01.12.2008 13:38 |
| Frankreich | Les Echos | 01.12.2008 13:38 |
| Frankreich | boursier.com | 01.12.2008 13:38 |
| Frankreich | AFP | 01.12.2008 13:38 |
| Griechenland | Express | 01.12.2008 13:38 |
| Griechenland | Reporter.gr | 01.12.2008 13:38 |
| Griechenland | ANA | 01.12.2008 13:38 |

| | | |
|---|---|---|
| Großbritannien | The Financial Times | 01.12.2008 13:38 |
| Großbritannien | FT.com | 01.12.2008 13:38 |
| Großbritannien | Press Association | 01.12.2008 13:38 |
| Irland | Irish Independent | 01.12.2008 13:38 |
| Irland | The Irish Times | 01.12.2008 13:38 |
| Irland | Press Association | 01.12.2008 13:38 |
| Island | Vidskiptabladid | 01.12.2008 13:38 |
| Island | mbl.is | 01.12.2008 13:38 |
| Island | NASDAQ OMX Group | 01.12.2008 13:38 |
| Italien | Il Sole 24 Ore | 01.12.2008 13:38 |
| Italien | AGI | 01.12.2008 13:38 |
| Italien | ilsole24ore.com | 01.12.2008 13:38 |
| Kroatien | Poslovni dnevnik | 01.12.2008 13:38 |
| Kroatien | Banka magazine | 01.12.2008 13:38 |
| Kroatien | Hina | 01.12.2008 13:38 |

| | | | |
|---|---|---|---|
| | Lettland | Dienas Bizness | 01.12.2008 13:38 |
| | Lettland | FinanceNet | 01.12.2008 13:38 |
| | Lettland | BNS | 01.12.2008 13:38 |
| | Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 13:38 |
| | Liechtenstein | Radio Liechtenstein | 01.12.2008 13:38 |
| | Litauen | Verslo Zinios | 01.12.2008 13:38 |
| | Litauen | BNS | 01.12.2008 13:38 |
| | Litauen | vz.lt | 01.12.2008 13:38 |
| | Luxemburg | Luxemburger Wort | 01.12.2008 13:38 |
| | Luxemburg | wort.lu | 01.12.2008 13:38 |
| | Malta | Independent | 01.12.2008 13:38 |
| | Malta | The Times of Malta | 01.12.2008 13:38 |
| | Niederlande | Financieele Dagblad | 01.12.2008 13:38 |
| | Niederlande | IEX.nl | 01.12.2008 13:38 |
| | Niederlande | ANP | 01.12.2008 13:38 |

| | | |
|---|---|---|
| Norwegen | aftenposten.no | 01.12.2008 13:38 |
| Norwegen | Aftenposten | 01.12.2008 13:38 |
| Norwegen | NTB | 01.12.2008 13:38 |
| Polen | Gazeta Prawna | 01.12.2008 13:38 |
| Polen | Parkiet | 01.12.2008 13:38 |
| Polen | PAP | 01.12.2008 13:38 |
| Portugal | Expresso | 01.12.2008 13:38 |
| Portugal | Lusa | 01.12.2008 13:38 |
| Portugal | Diario Economico | 01.12.2008 13:38 |
| Rumänien | Capital | 01.12.2008 13:38 |
| Rumänien | Ziarul financiar | 01.12.2008 13:38 |
| Rumänien | Rompres | 01.12.2008 13:38 |
| Schweden | Dagens Industri | 01.12.2008 13:38 |
| Schweden | e24 | 01.12.2008 13:38 |
| Schweden | TT | 01.12.2008 13:38 |

| | | | |
|---|---|---|---|
| | Schweiz | AWP | 01.12.2008 13:38 |
| | Schweiz | Finanz und Wirtschaft | 01.12.2008 13:38 |
| | Schweiz | finanzinfo.ch | 01.12.2008 13:38 |
| | Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 13:38 |
| | Slowakei | Hospodarske noviny | 01.12.2008 13:38 |
| | Slowakei | oPeniazoch | 01.12.2008 13:38 |
| | Slowakei | TASR | 01.12.2008 13:38 |
| | Slowenien | Finance | 01.12.2008 13:38 |
| | Slowenien | Kapital (not daily) | 01.12.2008 13:38 |
| | Slowenien | STA | 01.12.2008 13:38 |
| | Spanien | La Gacetta | 01.12.2008 13:38 |
| | Spanien | CincoDias | 01.12.2008 13:38 |
| | Spanien | EFE | 01.12.2008 13:38 |
| | Tschechische Republik | Hospodarske Noviny | 01.12.2008 13:38 |
| | Tschechische Republik | hn.ihned.cz | 01.12.2008 13:38 |

|  |  |  |
|---|---|---|
| Tschechische Republik | CTK | 01.12.2008 13:38 |
| Ungarn | MTI | 01.12.2008 13:38 |
| Ungarn | magyartokepiac.hu | 01.12.2008 13:38 |
| Ungarn | Magyar Tokepiac | 01.12.2008 13:38 |
| Zypern | xak.com | 01.12.2008 13:38 |
| Zypern | CNA | 01.12.2008 13:38 |
| Zypern | Financial Mirror | 01.12.2008 13:38 |
| Österreich | WirtschaftsBlatt | 01.12.2008 13:38 |
| Österreich | wirtschaftsblatt.at | 01.12.2008 13:38 |
| Österreich | APA | 01.12.2008 13:38 |

## FERINO, Petra

**Von:** newsroom@dgap.de

**Gesendet:** Montag, 1. Dezember 2008 13:46

**An:** FERINO, Petra; FISCHER, Christiane

**Betreff:** Bestaetigung ueber die Veröffentlichung einer Vorabbekanntmachung Finanzberichte gemäß§ 37v, 37w, 37x ff. WpHG / Confirmation of Publication: Preliminary announcement on the disclosure of financial statements


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

**Bestätigung über die Veröffentlichung einer Vorabbekanntmachung Finanzberichte für Emittent:**

**MTU Aero Engines Holding AG**

*Sehr geehrte Damen und Herren,*

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Vorabbekanntmachung Finanzberichte vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

*Ihr DGAP-Newsroom-Team*

----------------------------------------------------------------

**Confirmation of Publication: Preliminary announcement on the disclosure of financial statements**

**MTU Aero Engines Holding AG**

*Dear Sirs and Madams,*

The above stated issuer has distributed a Preliminary announcement on the disclosure of financial statements via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

*DGAP Newsroom Team*

**Anlagen / Attachments:**

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

## Mitteilung

DGAP Vorabbekanntmachung Finanzberichte: MTU Aero Engines Holding AG
Vorabbekanntmachung über die Veröffentlichung von Rechnungslegungsberichten

**MTU Aero Engines Holding AG: Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG mit dem Ziel der europaweiten Verbreitung**

01.12.2008
Bekanntmachung gemäß § 37v, 37w, 37x ff. WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit gibt die MTU Aero Engines Holding AG bekannt, dass folgende Finanzberichte veröffentlicht werden:

| **Bericht:** | **Veröffentlichungsdatum:** | **Link:** |
|---|---|---|
| Konzern-Quartalsfinanzbericht innerhalb des 2. Halbjahres | 26.10.2009<br>26.10.2009 | Deutsch:<br>http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html<br>Englisch:<br>http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html |

---

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG

Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

Ende der Mitteilung DGAP Meldepflichten-Service



---

Ende der Mitteilung

**DGAP Meldepflichten-Service**


## Announcement

DGAP preliminary announcement financial reports: MTU Aero Engines Holding AG
Preliminary announcement on the disclosure of financial statements

**MTU Aero Engines Holding AG: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [the German Securities Act] with the objective of Europe-wide distribution**

01.12.2008
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

MTU Aero Engines Holding AG hereby announces that the following financial reports shall be disclosed:

| **Report:** | **Date:** | **Hyperlink:** |
|---|---|---|
| Quarterly financial report within the 2nd half-year | October 26, 2009 | German: http://www.mtu.de/de/investorrelations/financial_reports_figures/financial_reports/index.html |
| | October 26, | English: |

2009 http://www.mtu.de/en/investorrelations/financial_reports_figures/financial_reports/index.html

---

Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

---

End of news DGAP regulatory service



---

End of news

**DGAP regulatory service**



## Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

**Diese Mitteilung wurde folgenden Medien zugeleitet**
**This announcement has been distributed to the following media**

**Elektronische Verbreitungssysteme / Electronic news wires:**

| Verbreitungssystem / News wire | Einspeisung / Release |
|---|---|
| Bloomberg | 01.12.2008 13:42 |
| Thomson Reuters | 01.12.2008 13:42 |

| | | |
|---|---|---|
| vwd: | vwd | 01.12.2008 13:42 |

**Auswahl aus dem deutschen Medienbündel:**

| Medium / Media | Zuleitung / Distribution |
|---|---|
| Dow Jones | 01.12.2008 13:42 |
| dpa-afx | 01.12.2008 13:42 |
| dgap.de | 01.12.2008 13:42 |
| FTD | 01.12.2008 13:42 |

**Europäische Medien / European media:**

| Land / Country | Medium / Media | Medium / Media |
|---|---|---|
| Belgien | L'Echo | 01.12.2008 13:42 |
| Belgien | De Tijd | 01.12.2008 13:42 |
| Belgien | Belga | 01.12.2008 13:42 |
| Bulgarien | Pari | 01.12.2008 13:42 |
| Bulgarien | econ.bg | 01.12.2008 13:42 |
| Bulgarien | BTA | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Dänemark | Borsen | 01.12.2008 13:42 |
| Dänemark | ErhvervsBladet | 01.12.2008 13:42 |
| Dänemark | NASDAQ OMX Group | 01.12.2008 13:42 |
| Estland | Postimees | 01.12.2008 13:42 |
| Estland | Eesti Ekspress | 01.12.2008 13:42 |
| Estland | BNS | 01.12.2008 13:42 |
| Finnland | Kauppalehti Oy | 01.12.2008 13:42 |
| Finnland | Helsingin Sanomat | 01.12.2008 13:42 |
| Finnland | NASDAQ OMX Group | 01.12.2008 13:42 |
| Frankreich | Les Echos | 01.12.2008 13:42 |
| Frankreich | boursier.com | 01.12.2008 13:42 |
| Frankreich | AFP | 01.12.2008 13:42 |
| Griechenland | Express | 01.12.2008 13:42 |
| Griechenland | Reporter.gr | 01.12.2008 13:42 |
| Griechenland | ANA | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Großbritannien | The Financial Times | 01.12.2008 13:42 |
| Großbritannien | FT.com | 01.12.2008 13:42 |
| Großbritannien | Press Association | 01.12.2008 13:42 |
| Irland | Irish Independent | 01.12.2008 13:42 |
| Irland | The Irish Times | 01.12.2008 13:42 |
| Irland | Press Association | 01.12.2008 13:42 |
| Island | Vidskiptabladid | 01.12.2008 13:42 |
| Island | mbl.is | 01.12.2008 13:42 |
| Island | NASDAQ OMX Group | 01.12.2008 13:42 |
| Italien | Il Sole 24 Ore | 01.12.2008 13:42 |
| Italien | AGI | 01.12.2008 13:42 |
| Italien | ilsole24ore.com | 01.12.2008 13:42 |
| Kroatien | Poslovni dnevnik | 01.12.2008 13:42 |
| Kroatien | Banka magazine | 01.12.2008 13:42 |
| Kroatien | Hina | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Lettland | Dienas Bizness | 01.12.2008 13:42 |
| Lettland | FinanceNet | 01.12.2008 13:42 |
| Lettland | BNS | 01.12.2008 13:42 |
| Liechtenstein | Liechtensteiner Volksblatt | 01.12.2008 13:42 |
| Liechtenstein | Radio Liechtenstein | 01.12.2008 13:42 |
| Litauen | Verslo Zinios | 01.12.2008 13:42 |
| Litauen | BNS | 01.12.2008 13:42 |
| Litauen | vz.lt | 01.12.2008 13:42 |
| Luxemburg | Luxemburger Wort | 01.12.2008 13:42 |
| Luxemburg | wort.lu | 01.12.2008 13:42 |
| Malta | Independent | 01.12.2008 13:42 |
| Malta | The Times of Malta | 01.12.2008 13:42 |
| Niederlande | Financieele Dagblad | 01.12.2008 13:42 |
| Niederlande | IEX.nl | 01.12.2008 13:42 |
| Niederlande | ANP | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Norwegen | aftenposten.no | 01.12.2008 13:42 |
| Norwegen | Aftenposten | 01.12.2008 13:42 |
| Norwegen | NTB | 01.12.2008 13:42 |
| Polen | Gazeta Prawna | 01.12.2008 13:42 |
| Polen | Parkiet | 01.12.2008 13:42 |
| Polen | PAP | 01.12.2008 13:42 |
| Portugal | Expresso | 01.12.2008 13:42 |
| Portugal | Lusa | 01.12.2008 13:42 |
| Portugal | Diario Economico | 01.12.2008 13:42 |
| Rumänien | Capital | 01.12.2008 13:42 |
| Rumänien | Ziarul financiar | 01.12.2008 13:42 |
| Rumänien | Rompres | 01.12.2008 13:42 |
| Schweden | Dagens Industri | 01.12.2008 13:42 |
| Schweden | e24 | 01.12.2008 13:42 |
| Schweden | TT | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Schweiz | AWP | 01.12.2008 13:42 |
| Schweiz | Finanz und Wirtschaft | 01.12.2008 13:42 |
| Schweiz | finanzinfo.ch | 01.12.2008 13:42 |
| Skandinavien / Baltikum | NASDAQ OMX Group | 01.12.2008 13:42 |
| Slowakei | Hospodarske noviny | 01.12.2008 13:42 |
| Slowakei | oPeniazoch | 01.12.2008 13:42 |
| Slowakei | TASR | 01.12.2008 13:42 |
| Slowenien | Finance | 01.12.2008 13:42 |
| Slowenien | Kapital (not daily) | 01.12.2008 13:42 |
| Slowenien | STA | 01.12.2008 13:42 |
| Spanien | La Gacetta | 01.12.2008 13:42 |
| Spanien | CincoDias | 01.12.2008 13:42 |
| Spanien | EFE | 01.12.2008 13:42 |
| Tschechische Republik | Hospodarske Noviny | 01.12.2008 13:42 |
| Tschechische Republik | hn.ihned.cz | 01.12.2008 13:42 |

|  |  |  |
|---|---|---|
| Tschechische Republik | CTK | 01.12.2008 13:42 |
| Ungarn | MTI | 01.12.2008 13:42 |
| Ungarn | magyartokepiac.hu | 01.12.2008 13:42 |
| Ungarn | Magyar Tokepiac | 01.12.2008 13:42 |
| Zypern | xak.com | 01.12.2008 13:42 |
| Zypern | CNA | 01.12.2008 13:42 |
| Zypern | Financial Mirror | 01.12.2008 13:42 |
| Österreich | WirtschaftsBlatt | 01.12.2008 13:42 |
| Österreich | wirtschaftsblatt.at | 01.12.2008 13:42 |
| Österreich | APA | 01.12.2008 13:42 |


MTU
Aero Engines



## MTU Maintenance: November orders worth about 500 million euros

MTU CEO Egon Behle: "MTU well positioned to compete."

Munich, December 3, 2008 - MTU Maintenance in November has been awarded nine contracts worth about 500 million euros and came on strong in a hotly contested market. "The deals we made again demonstrate that amid a difficult economic environment, MTU remains competitive and well positioned," commented Egon Behle, CEO of MTU Aero Engines. The agreements signed in part are long-term, up to ten-year arrangements covering V2500, CF6 and PW2000 engines. They mostly come from the United States and Europe.

Shortly before the turn of the year, Behle said he was satisfied with the way things were going: "This year, MTU has pulled significant levers for the years ahead also in the OEM segment. We've launched into four new engine programs that will figure substantially in sales over the next several decades." The company estimates the programs to be worth in the vicinity of 20 billion euros taken over their life. They involve the PW810 for large business jets, the two geared turbofan engines PW1217G for the upcoming Mitsubishi Regional Jet and PW1524G for the Bombardier CSeries, as well as the GE38 to power heavy-lift helicopters. MTU has taken a stake also in two versions of General Electric's LM6000 gas turbine.

The current slowdown in air traffic has had little impact on MTU's fortunes. "Our spare parts business is largely stable, and thanks to our modern engine portfolio, our business is less severely affected by aircraft standdowns," says Behle. Older engine types which are particularly affected by aircraft retirements account for only about three percent of MTU's commercial engine sales, and the parking rate for aircraft incorporating engines from MTU's portfolio currently is several percentage points below industry average.

MTU Aero Engines is Germany's leading engine manufacturer and a firmly established player in the engine industry worldwide. Having carved out a technology leadership role, the company excels in high-pressure compressors, low-pressure turbines, and manufacturing and repair techniques. The company has some 7,100 employees globally and in fiscal year 2007 had sales of nearly 2.6 billion euros. MTU Maintenance is the largest independent provider of commercial engine maintenance services worldwide. In the military arena, MTU is Germany's industrial lead company for practically all engines flown by the country's armed forces.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Phone: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Odilo Mühling
Head of Press / PR
Phone: +49 89 14 89-26 98
Fax: +49 89 14 89-87 57
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:


END

Inka Koljonen
Head of Investor Relations
Phone: + 49 89 14 89-83 13